JP ENERGY PARTNERS LP

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

July 2, 2014

Via EDGAR and Fedex

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:                    H. Roger Schwall
                                                Division of Corporation Finance

Re:                             JP Energy Partners LP
Registration Statement on Form S-1
Filed May 8, 2014
File No. 333-195787

Ladies and Gentlemen:

Set forth below are the responses of JP Energy Partners LP, a Delaware limited partnership (“we”, “us” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2014 (the “Comment Letter”), with respect to the Partnership’s registration statement on Form S-1 submitted to the Commission on May 8, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have publicly filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we have hand delivered five copies of Amendment No. 1, as well as five copies marked to show all changes made since the submission of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise indicated.

Registration Statement on Form S-1

General

1.                                      Please update your financial statements to comply with Rule 3-12 of Regulation S-X as well as present updated pro forma financial information.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Management, page 158

2.                                      We note the new and revised disclosure which appears in this section. Please revise the new sketch for Mr. Welch to identify the “privately held” company for which he worked during 2011 and 2012. See Item 401(e) of Regulation S-K. Also, you now disclose that your general partner “is entering into employment agreements with each of our NEOs, who are not already a party to an employment agreement,” and the exhibit list adds new exhibit 10.5 (“Form of Employment Agreement.”) Notwithstanding the general guidance included in Instruction 2 to Item 601 of Regulation S-K, please separately file each such employment agreement, as Item 601(b)(10)(ii)(B) requires. As noted in comment 1 from our letter to you dated July 31, 2013, we may have additional comments once you provide all omitted exhibits and new disclosure.

Response: We acknowledge the Staff’s comment and have identified the privately held company for which Mr. Welch worked at page 170 of Amendment No. 1.  Additionally, we have updated the exhibit list to Amendment No. 1 to note that the employment agreements of our NEOs will be filed by amendment.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned at (972) 444-0300 or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very Truly Yours,

JP ENERGY PARTNERS LP

By:	JP Energy GP II LLC, its general partner

By:	/s/ Patrick Welch
Patrick Welch
Executive Vice President and Chief Financial Officer

Cc:                             Norman von Holtzendorff, Securities and Exchange Commission

                                                Ryan J. Maierson, Latham & Watkins LLP

                                                John M. Greer, Latham & Watkins LLP

                                                William J. Cooper, Andrews Kurth LLP

                                                Jon W. Daly, Andrews Kurth LLP